BY EDGAR

September 30, 2013

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Craig D. Wilson, Sr. Asst. Chief Accountant

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yandex N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-35173

Ladies and Gentlemen:

On behalf of Yandex N.V. (“Yandex” or the “Company”), we are responding to your letter dated September 24, 2013 to Mr. Arkady Volozh, Chief Executive Officer of the Company.

In light of the workload associated with the closing of the current quarter and travel schedules of general key executives, we respectfully request on behalf of the Company additional time to prepare a response to the Staff’s letter. We would propose to submit a response by October 18, 2013.

We hope that the above time frame will be acceptable to the Staff.  If you have any questions or comments regarding this response letter, please contact either the undersigned at the telephone number or email address indicated above, or Bree Peterson of this firm at 011-44-20-7645-2512 or bree.peterson@wilmerhale.com.

Very truly yours,

/s/ Timothy J. Corbett

Timothy J. Corbett

cc:	Securities and Exchange Commission:
David Edgar, Staff Accountant
Ivan Griswold, Staff Attorney

Yandex:
Arkady Volozh, Chief Executive Officer
Alexander Shulgin, Chief Financial Officer

ZAO Deloitte & Touche CIS:
Tom Brown, Partner